Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC. 2300 - 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

February 7, 2006

Item 3.	News Release

A news release announcing the material change referred to in this report was issued on February 7, 2006.

Item 4.	Summary of Material Changes

On February 7, 2006, NovaGold Resources Inc. (the “Company”) announced that Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets, the joint bookrunners for its previously announced 13,000,000 share public offering, had exercised the overallotment option to acquire an additional 1,950,000 of its common shares at a price of US$11.75 (C$13.43) per common share.

Item 5.	Full Description of Material Change

On February 7, 2006, the Company announced that Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets, the joint bookrunners for its previously announced 13,000,000 share public offering, had exercised the overallotment option to acquire an additional 1,950,000 of its common shares at a price of US$11.75 (C$13.43) per common share. Gross proceeds from the offering, including the shares sold pursuant to the exercise of the overallotment option, will be US$175.7 million (C$200.8 million). Net proceeds will be US$165.3 million (C$188.9 million) after deducting underwriters' fees and estimated expenses.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, (604) 669-6227.

Item 9.	Date of Report

Executed this 8th day of February, 2006 in the City of Vancouver, in the Province of British Columbia.